Mail Stop 3561

April 9, 2009

Joe R. Cooper, Senior Vice President and
Chief Financial Officer
Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228-5311

> **Re: Big Lots, Inc.**
> **Correspondence Submitted February 24, 2009 Regarding**
> **Form 10-K for the Year Ended February 2, 2008**
> **Filed April 1, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2008**
> **Form 10-Q for the Period Ended November 1, 2008**
> **Filed December 9, 2008**
> **File No. 1-08897**

Dear Mr. Cooper:

> We have reviewed your letter dated February 24, 2009 in response to our comment letter dated January 29, 2009 and have the following comments. You should comply with the comments in all future filings. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A

Related Person Transactions, page 8

1. We note your response to comment 12 in our letter dated January 29, 2009. In that response, you state that, considering all factors and information it deems relevant, your Nominating/Corporate Governance Committee will review and either approve, ratify, or disapprove of the related person transactions brought to its attention. In future filings, please discuss the difference between the committee approving and ratifying a transaction. Also, please discuss the steps

you could and would take if the committee disapproves of a related person transaction.

2. We note your response to comment 14 in our letter dated January 29, 2009. In that response and in your disclosure, you state that you paid Goldman Sachs & Co. $100 million in exchange for your common shares in one transaction. Also, you state that you paid Goldman Sachs "three cents per share as a broker's trading commission in connection with $575 million of other share repurchase transactions." Please tell us, and disclose in future filings as applicable, the other share repurchase transactions to which you refer and how many shares you repurchased for which you paid Goldman Sachs three cents per share.

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Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact, Andrew Blume, Staff Accountant, at (202) 551-3254 or Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director